SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C.  20549


                          SCHEDULE 13D

                       (Amendment No. 27)


            Under the Securities Exchange Act of 1934

                       C-TEC CORPORATION
                        (Name of Issuer)


             Common Stock Par Value $1.00 Per Share
                (Title of Class and Securities)


                            126504109
              (CUSIP Number of Class of Securities)



         J. Hamilton Crawford, Jr., Gabelli Funds Inc.,
     One Corporate Center, Rye, NY 10580-1434 (914) 921-5067
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                      June 26, 1995
     (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this Statement because of Rule 13D-1(b)(3) or (4), check the following box:

                                                   ____
                                                  /___/



Check the following box if a fee is being paid with this Statement:

                                                 ____
                                                /___/
______________________________________

CUSIP No. 126504109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Funds, Inc.            I.D. No. 13-3056041
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          _____
                                                     /  x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     933,850 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None    (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     933,850 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None    (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      933,850 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      4.65%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      HC
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
______________________________________

CUSIP No. 126504109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      GAMCO Investors, Inc.              I.D. No. 13-2951242
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
 (3)  SEC USE ONLY
_________________________________________________________________
 (4)  SOURCE OF FUNDS*
      OO:  Funds of investment advisory clients
_________________________________________________________________
 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)         ____
                                                     /x___/
_________________________________________________________________
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     3,054,983 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     3,328,813 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,328,813 (Item 5)
_________________________________________________________________
(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
      EXCLUDES CERTAIN SHARES*                        ____
                                                     /___/
_________________________________________________________________
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      16.57%
_________________________________________________________________
(14)  TYPE OF REPORTING PERSON*
      IA
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_________________________________________________________________
CUSIP No. 126504109                                        13D
_______________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli & Company, Inc.            I.D. No. 13-2885006
________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      OO: Funds of client discretionary accounts and working
          capital of its own account
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      New York
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     27,933 (Item 5)
                                        : _____________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None  (Item 5)
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     27,933 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None  (Item 5)
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     27,933 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.14%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
     BD
_________________________________________________________________
              *SEE INSTRUCTIONS BEFORE FILLING OUT!
_____________________________________

CUSIP No. 126504109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli Performance Partnership   I.D. No. 13-3396569
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
     AF:  Funds of Gabelli Performance Partnership
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     40,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     40,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      40,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.20%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________

CUSIP No. 126504109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International Limited  I.D. No. Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     3,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     3,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      3,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.01%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________

CUSIP No. 126504109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
      Gabelli International Limited II I.D. No.
      Foreign Corporation
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     /___/
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      British Virgin Islands
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     22,000 (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     22,000 (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      22,000 (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         ____
                                                     /___/
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.11%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      CO
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
____________________________________

CUSIP No. 126504109                                        13D
_________________________________________________________________
(1)  NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Mario J. Gabelli                  I.D. No. ###-##-####
_________________________________________________________________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                       ____
                                                  (a) /___/
                                                       ____
                                                  (b) /___/
_________________________________________________________________
(3)  SEC USE ONLY
_________________________________________________________________
(4)  SOURCE OF FUNDS*
      WC
_________________________________________________________________
(5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)          ____
                                                     / x /
_________________________________________________________________
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
_________________________________________________________________
                                        : (7) SOLE VOTING POWER
                                        :     None (Item 5)
                                        :________________________
                                        : (8) SHARED VOTING POWER
 NUMBER OF SHARES BENEFICIALLY          :     None
 OWNED BY EACH REPORTING                :________________________
 PERSON WITH                            : (9) SOLE DISPOSITIVE
                                        :     POWER
                                        :     None (Item 5)
                                        :________________________
                                        :(10) SHARED DISPOSITIVE
                                        :     POWER
                                        :     None
_________________________________________________________________
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     None (Item 5)
_________________________________________________________________
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11
     EXCLUDES CERTAIN SHARES*                         _____
                                                     /  x /
_________________________________________________________________
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
      0.00%
_________________________________________________________________
(14) TYPE OF REPORTING PERSON*
      IN
_________________________________________________________________

              *SEE INSTRUCTIONS BEFORE FILLING OUT!
      This Amendment No. 27 to Schedule 13D on C-TEC Corporation (the "Issuer") is being filed on behalf of the undersigned to amend the Schedule 13D, as amended (the "Schedule 13D") which was originally filed on June 6, 1989. Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as set forth in the Schedule 13D.

Item 2.   Identity and Background
          This statement is being filed by Mario J. Gabelli ("Mr. Gabelli") and various entities which he directly or indirectly controls and for which he acts as chief investment officer.
These entities, except for Lynch Corporation ("Lynch"), Spinnaker Industries, Incorporated ("Spinnaker", formerly known as Safety Railway Services Corporation), Western New Mexico Telephone Company ("Western New Mexico") and Inter-Community Telephone Company ("Inter-Community") engage in various aspects of the securities business, primarily as investment advisor to various institutional and individual clients, including registered investment companies and pension plans, as broker/dealer and as managing general partner of various private investment partner-ships. Certain of these entities may also make investments for their own account.
          The foregoing persons in the aggregate often own beneficially more than 5% of a class of equity securities of a particular Issuer. Although several of the foregoing persons are treated as institutional investors for purposes of reporting their beneficial ownership on the short-form Schedule 13G, the holdings of those who do not qualify as institutional investors may exceed the 1% threshold presented for filing on Schedule 13D or implementation of their investment philosophy may from time to time require action which could be viewed as not completely passive. In order to avoid any question as to whether their beneficial ownership is being reported on the proper form and in order to provide greater investment flexibility and administra-tive uniformity, these persons have decided to file their benefi-cial ownership reports on the more detailed Schedule 13D form rather than on the short-form Schedule 13G and thereby to provide more expansive disclosure than may be necessary.
          (a), (b) and (c) - This statement is being filed by one or more of the following persons: Gabelli Funds, Inc. ("GFI"), GAMCO Investors, Inc. ("GAMCO"), Gabelli Securities, Inc. ("GSI"), Gabelli & Company, Inc. ("Gabelli & Company"), Gabelli Performance Partnership ("GPP"), GLI, Inc. ("GLI"), The Gabelli Associates Fund ("Gabelli Associates"), Gabelli Associates Limited ("GAL"), The Gabelli & Company, Inc. Profit Sharing Plan (the "Plan"); Gabelli International Limited ("GIL"), Gabelli International II Limited ("GIL II"), ALCE Partners, L.P. ("ALCE"), Gabelli Multimedia Partners, L.P. ("Multimedia Partners"), Mario J. Gabelli ("Mr. Gabelli"), Lynch, Spinnaker, Western New Mexico and Inter-Community. Those of the foregoing persons signing this Schedule 13D are hereafter referred to as the "Reporting Persons".
          GAMCO, a majority owned subsidiary of GFI, is an investment adviser registered under the Investment Advisers Act of 1940, as amended. GAMCO is a money manager providing discre-tionary managed account services in the equity area for employee benefit plans, private investors, endowments and foundations.
          Gabelli & Company, a wholly-owned subsidiary of GSI, is a broker-dealer registered under the l934 Act, which as a part of its business regularly purchases and sells securities for its own account. In addition, shares are held for clients who have granted Gabelli & Company trading authorization over their investment accounts.
          GLI, a wholly-owned subsidiary of GSI, is a general partner of G&R Partners, a Delaware partnership ("G&R"), which, in turn ,is the general partner of Gabelli-Rosenthal & Partners, L.P., a Delaware limited partnership ("G-R"), whose primary busi-ness purpose is to do friendly leveraged buyouts. At the present time, G-R's sole business purpose is to monitor the existing portfolio investments.
          Gabelli Associates, a New York limited partnership, is a limited partnership whose primary business purpose is risk arbitrage investments. GSI and Mr. Gabelli are the general partners of Gabelli Associates.
          GAL is a corporation whose primary business purpose is risk arbitrage investments. Shares of GAL's Common Stock will be offered only to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities. The investments of GAL are managed by Gabelli Securities, Inc. (the "Investment Manager") with Mr. Gabelli as the Chief Investment Officer.
          GSI, a majority owned subsidiary of GFI, is a holding company which as a part of its business regularly purchases and sells securities for its own account. It is the immediate parent of Gabelli & Company. In addition, GSI and Mr. Gabelli are the general partners of Gabelli Associates.
          On August 31, 1990, Gabelli Funds, Inc., formerly a wholly-owned subsidiary of The Gabelli Group, Inc. ("TGGI") was merged into TGGI. Subsequent to the merger on September 18, 1990, TGGI's name was changed to Gabelli Funds, Inc. ("GFI").
GFI is the ultimate parent company for a variety of companies engaged in the securities business, each of which is named above. In addition, GFI is an investment adviser registered under the Investment Advisers Act of 1940, as amended. GFI is an investment adviser which presently provides discretionary managed account services for The Gabelli Equity Trust, Inc., The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli ABC Fund, The Gabelli Global Telecommunications Fund, Gabelli Gold Fund, Inc., The Gabelli Global Multimedia Trust Inc., Gabelli Capital Asset Fund, The Gabelli Global Convertibles Securities Fund, and the Gabelli Global Interactive Couch Potato Fund which are registered management investment companies.
          The Plan, a qualified employee profit sharing plan, covers substantially all employees of GFI and its affiliates.
          GPP, a Delaware limited partnership, is a limited partnership whose primary business purpose is investments in securities. Mr. Gabelli is the general partner and chief invest-ment officer of GPP.
          GIL is a corporation whose primary business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's Common Stock are offered only to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities. The investments of GIL are managed by Mr. Gabelli (the "Investment Manager") who is also a director and Chairman of the Board of Directors of GIL.
          GIL II is a corporation whose primary business purpose is investing primarily in a portfolio of equity securities and securities convertible into, or exchangeable for equity securit-ies in order to achieve its investment objective of significant long-term growth of capital. Shares of GIL's II Common Stock are offered only to persons who are neither citizens nor residents of the United States and may be offered to a limited number of U.S. investors consisting primarily of pension and profit sharing trusts, charities and other tax-exempt entities. The investments of GIL II are managed by Mr. Gabelli (the "Investment Manager") who is also a director and Chairman of the Board of Directors of GIL II.
       ALCE is a Delaware private investment limited partnership that seeks long-term capital appreciation primarily through investment in public equity securities. GSI is a General Partner of ALCE.
       Multimedia Partners is a Delaware private investment limited partnership whose objective is to provide long-term capital appreciation by investing primarily in both public and private multimedia communications companies. GSI is a general partner of Multimedia Partners.
       Lynch, an Indiana corporation, is a diversified public company traded on the American Stock Exchange. Its subsidiaries are engaged in communications, services, securities brokerage and
manufactured products.   Spinnaker, a Delaware subsidiary of
Lynch, is also a public company and its stock is traded through the NASDAQ System. Spinnaker manufactures and sells industrial-process and air pollution control equipment. Another of Lynch's subsidiaries, Western New Mexico, provides telephone services in a service area in Southwestern New Mexico. Inter-Community, which is also a subsidiary of Lynch, provides local telephone
services in an area 40 miles west of Fargo, North Dakota.   Lynch
and Spinnaker actively pursue new business ventures and acquisitions. Lynch, Spinnaker, Western New Mexico and Inter-Community make investments in marketable securities to preserve capital and maintain liquidity for financing their business activities and acquisitions (not in the case of Western New Mexico) and are not engaged in the business of investing, reinvesting, or trading in securities. Mr. Gabelli is Chairman of Lynch and owns beneficially 24.39% of the shares of Common stock of Lynch, including shares obtainable upon the conversion of the Convertible Debentures of Lynch.
          Mr. Gabelli is the majority stockholder and Chairman of the Board of Directors and Chief Executive Officer of GFI and the Chief Investment Officer for each of the Reporting Persons. GFI, in turn, is the majority stockholder of GAMCO. GFI is the majority stockholder of GSI. Gabelli & Company is a wholly-owned subsidiary of GSI. GLI is a wholly-owned subsidiary of GSI.
          The Reporting Persons do not admit that they constitute a group.
          GFI, GAMCO, Gabelli & Company and GLI are New York corporations and GSI are Delaware corporations, each having its principal business office at One Corporate Center, Rye, New York 10580-1434. GPP is a Delaware limited partnership having its principal business office at 8 Sound Shore Drive, Greenwich, Connecticut, 06830. Gabelli Associates is a New York limited partnership having its principal business office at One Corporate Center, Rye, New York 10580-1434. GAL, GIL, and GIL II are corporations organized under the laws of the British Virgin Islands having their principal business office at c/o MeesPierson (Cayman) Limited, British American Centre, Dr. Roy's Drive-Phase 3, George Town, Grand Cayman, British West Indies. Lynch is an Indiana corporation having its principal business office at 8 Sound Shore Drive, Greenwich, CT 06830. Spinnaker is a Delaware corporation having its principal business office at 251 Welton Street, Hamden, CT 06511.
          For information required by instruction C to Schedule 13D with respect to the executive officers and directors of the foregoing entities and other related persons (collectively, "Covered Persons"), reference is made to Schedule I annexed hereto and incorporated herein by reference.
          (d) and (e) On December 8, 1994, the SEC instituted and simultaneously accepted offers for the settlement of an administrative proceeding againts Gabelli & Company, Inc. The order instituting the proceeding included a finding, which Gabelli & Company and GAMCO neither admitted nor denied, that they failed to impliment and maintain policies and procedures reasonably designed to prevent the misuse of material, nonpublic information by not sepecifically addressing the special circumstances that arose from their affiliation with Lynch Corporation, a public company. To resolve this matter, Gabelli & Company and GAMCO agreed to cease and desist from violating
Section 15(f) of the Securities Exchange Act of 1934 (the "Exchange Act") and Section 204A of the Investment Advisers Act of 1940 (the "1940 Act"), respectively. They further agreed to each pay a civil penalty in the amount of $50,000, and to retain, and adopt the recommendations of, an independant consultant regarding their Section 15(f) and Section 204A policies and procedures.
          On December 13, 1991, the Virginia State Corporation Commission entered an order of settlement in final disposition of matters arising from an allegation that GAMCO had transacted business in Virginia as an investment adviser without having been registered as such under Virginia Code Section 13.1-504A or an exemption therefrom. GAMCO consented to the entry of the order without admitting or denying the allegation and without a hearing. The terms of the order provide that GAMCO would pay a fine and cots totalling fifty-five thousand dollars and would not transact business in Virginia as an investment adviser unless it was registered as such under section 13.1-504A or was exempt from registration.
     (f) - Reference is made to Schedule I hereto.

Item 5.   Interest In Securities Of The Issuer
          Item 5 Schedule 13D is amended, in pertinent part, as follows:
          (a) The aggregate number and percentage of Securities to which this Schedule 13D relates is 4,355,596 shares and repre-sents 21.68% of 20,083,391 shares. This latter number of shares is arrived at by adding the number of shares reported as being outstanding in the Issuer's most recently filed Form 10-K on December 31, 1994 (18,974,840 shares) to the number of shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer's Class B common held by them (1,108,551 shares) into the common stock of the Issuer. However, the Reporting Persons ownership of Common Stock is in fact 17.14%. In addition, since Class B common shares have 15 votes per share and C-Tec Corporation Common Stock 1shares have 1 vote per share, the Reporting Persons combined votes are 18,425,480 representing 12.59% of all classes of common.
          The Reporting Persons beneficially own the Securities as follows:

          Shares of      % of      Shares of      % of
          Common         Class of  Common Stock,  Class     % of
Name      Stock          Common    Converted      Convrt'd  Vote


GFI:
   Principal:   1,350       0.01%     2,850         0.01%   0.02%
   Agent:     737,000       3.89%   931,000         4.64%   2.49%



GAMCO:
  Principal:        0       0.00%         0         0.00%   0.00%
  Agent:    2,451,145      12.93% 3,328,813        16.57%  09.68%




Gabelli & Company:
   Trading:    27,550       0.15%    27,933         0.14%   0.03%
   Agent:           0       0.00%         0         0.00%   0.00%



GPP            25,000       0.13%    40,000         0.20%   0.17%



GIL                 0       0.00%     3,000         0.01%   0.03%



GIL II          5,000       0.03%    22,000         0.11%   0.18%


MJG                 0       0.00%         0         0.00%   0.00%


          (b) Each of the Reporting Persons and Covered Persons has the sole power to vote or direct the vote and sole power to dispose or to direct the disposition of the Securities reported for it, either for its own benefit or for the benefit of its investment clients or its partners, as the case may be, except that GAMCO Investors, Inc. does not have authority to vote 273,830 of the reported shares, and except that GFI has sole dispositive and voting power with respect to the 931,000 shares of the Issuer held by the The Gabelli Asset Fund, The Gabelli Growth Fund, The Gabelli Equity Trust, Inc., The Gabelli Convertible Securities Fund, Inc., The Gabelli Value Fund Inc., The Gabelli Small Cap Growth Fund, The Gabelli Equity Income Fund, The Gabelli Global Interactive Couch Potato Fund, The Gabelli Global Convertible Securities Fund, Gabelli Gold Fund, Inc., Gabelli Capital Asset Fund, The Gabelli Global Multimedia Trust Inc., The Gabelli ABC Fund, and/or The Gabelli Global Telecommunications Fund, so long as the aggregate voting interest of all joint filers does not exceed 25% of their total voting interest in the Issuer and, in that event, the Proxy Voting Committee of each Fund (other than The Gabelli Growth Fund) shall respectively vote that Funds shares, and except that at any time, the Proxy Voting Committee of each such Fund may take and exercise in its sole discretion the entire voting power with respect to the shares held by such fund under special circumstances such as regulatory considerations, and except that the power of Mr. Gabelli and GFI is indirect with respect to Securities beneficially owned directly by other Reporting Persons.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated:  June 28, 1995

                                 GABELLI FUNDS, INC.



                                 By:_________________________
                                    J. Hamilton Crawford, Jr.
                                    Senior Vice President
                                    and General Counsel



                                 GAMCO INVESTORS, INC.



                                 By:___________________________
                                     Douglas R. Jamieson
                                     Chief Operating Officer and
                                     Executive Vice President



                                 GABELLI & COMPANY, INC.



                                 By:__________________________
                                    J. Hamilton Crawford, Jr.
                                    Senior Vice President
                                    and General Counsel



                                  GABELLI INTERNATIONAL LIMITED



                                 By:_________________________
                                    Mario J. Gabelli, Chairman
                                    and Investment Manager
                                    by:  J. Hamilton Crawford, Jr.
                                         Attorney-in-Fact





                                 GABELLI INTERNATIONAL LIMITED II



                                 By:_________________________
                                    Mario J. Gabelli, Chairman
                                    and Investment Manager
                                    by:  J. Hamilton Crawford, Jr.
                                         Attorney-in-Fact



                                 GABELLI PERFORMANCE PARTNERSHIP



                                 By:______________________________
                                    Mario J. Gabelli
                                    Chairman
                                    by: J. Hamilton Crawford, Jr.
                                        Attorney-in-Fact



                                 MARIO J. GABELLI



                                 By:_____________________________
                                    J. Hamilton Crawford, Jr.
                                    Attorney-in-Fact

                                                       Schedule I


              Information with Respect to Executive
            Officers and Directors of the Undersigned

          Schedule I to Schedule 13D is amended, in pertinent part, as follows:

          The following sets forth as to each of the executive officers and directors of the undersigned: his name; his business address; and his present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted. Unless other-wise specified, the principal employer of each such individual is Gabelli Funds, Inc., Gabelli & Company, Inc., or GAMCO Investors, Inc., the business address of each of which is One Corporate Center, Rye, New York 10580, and each such individual identified below is a citizen of the United States. To the knowledge of the undersigned, during the last five years, no such person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), and no such person was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws except as reported in Item 2(d) of this Schedule 13D.


Gabelli Funds, Inc.

Directors:

     Mario J. Gabelli


     Richard B. Black              Chairman of Raster Image
                                   Processing Systems; Chairman
                                   ECRM; Director of Archetype
                                   and Oak Technology; Director
                                   of The Morgan Group, Inc.;
                                   General Partner of KBA Part-
                                   ners, Parker Plaza
                                   400 Kelby Street,
                                   Fort Lee, NJ 07029

     Charles C. Baum               Chairman, Director and Chief
                                   Executive Officer of The
                                   Morgan Group, Inc.;
                                   Secretary & Treasurer
                                   United Holdings
                                   2545 Wilkens Avenue
                                   Baltimore, MD  21223

     Dr. Eamon M. Kelly            President
                                   Tulane University
                                   218 Gibson Hall
                                   6823 St. Charles Avenue
                                   New Orleans, LA  70118

Officers:

     Mario J. Gabelli              Chairman, Chief Executive
                                   Officer and Chief Investment
                                   Officer


     J. Hamilton Crawford, Jr.     Senior Vice President
                                   and General Counsel

     Stephen G. Bondi              Vice President - Finance

     James E McKee                 Vice President, Co-General
                                   Counsel and Assistant
                                   Secretary

     Steven M. Joenk               Executive Vice President
                                   and Chief Financial Officer

     Joseph J. Frazzitta           Assistant Secretary



GAMCO Investors, Inc.

Directors:
     Douglas R. Jamieson
     Joseph R. Rindler, Jr.
     Regina Pitaro
     Joseph J. Frazzitta
     F. William Scholz, II

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Douglas R. Jamieson           Chief Operating Officer and
                                   Executive Vice President

     Joseph J. Frazzitta           Vice President and Chief
                                   Financial Officer

     James E. McKee                Vice President
                                   and General Counsel

     J. Hamilton Crawford, Jr.     Assistant Secretary



Gabelli Securities, Inc.

Directors:

     Charles C. Baum               See above-Gabelli Funds, Inc.


     Joseph R. Rindler             Managing Director
                                   GAMCO Investors, Inc.
                                   One Corporate Center
                                   Rye, NY  10580

     David Perlmutter              Perlmutter & Associates
                                   200 Park Avenue, Suite 4515
                                   New York, N.Y.  10166

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President


Advisors:

     Vincent J. Amabile
     Robert Blake

Officers:

     Stephen G. Bondi              Acting Chief Operating Officer
                                   and Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President,
                                   Assistant Secretary, and
                                   General Counsel

     Joseph J. Frazzitta           Vice President - Finance


Gabelli & Company, Inc.

Directors:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President and
                                   Chief Financial Officer

Officers:

     James G. Webster, III         Chairman

     Joseph J. Frazzitta           Vice President/Finance and
                                   Chief Financial Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Senior Vice President,
                                   Secretary and
                                   General Counsel

     Walter K. Walsh               Operations and Compliance
                                   Officer



GLI, Inc.

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.


Officers:

     Mario J. Gabelli              Chairman and Chief Investment
                                   Officer

     Stephen G. Bondi              Vice President

     J. Hamilton Crawford, Jr.     Assistant Secretary




Gabelli Associates Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British
                                   WestIndies

Officers:

     Mario J. Gabelli              Chief Investment Officer

     Kevin Bromley                 Vice President, Treasurer and
                                   Assistant Secretary

     Sandra Wight                  Secretary and Assistant Treasurer




Gabelli International Limited

Directors:

     Mario J. Gabelli              See above-Gabelli Funds, Inc.

     MeesPierson  (Cayman)         British American Centre
     Limited                       Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies


Officers:

     Kevin Bromley                 Vice President, Treasurer, and
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

     Sandra Wight                  Secretary and Assistant Treasurer
                                   Assistant Secretary
                                   MeesPierson (Cayman) Limited
                                   British American Centre
                                   Dr. Roy's Drive- Phase 3
                                   Georgetown, Grand Cayman
                                   Cayman Islands, British West Indies

Lynch Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Paul J. Evanson               Chief Financial Officer
                                   FPL Group, Inc.
                                   P.O Box 14000
                                   700 Universe Blvd.
                                   Juno Beach, Fl 33408

     Bradley J. Bell               Vice President & Treasurer
                                   Whirlpool Corp.
                                   2000 M. 63 North
                                   Administrative Center
                                   Benton Harbor, MI  49022

     Morris Berkowitz              Business Consultant
                                   163-43 Willets Point Blvd.
                                   Whitestone, NY 11357


     Richard J. Boyle              Chairman, The Boyle Group
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN 55343


     Mario J. Gabelli              See above-Gabelli Funds, Inc.



     Paul Woolard                  Business Consultant
                                   116 East 68th Street
                                   New York, NY 10021

     E. Val Cerutti                Business Consultant
                                   Cerutti Consultants
                                   227 McLain Street
                                   Mount Kisco, NY   10549

Officers:

     Mario J. Gabelli              Chairman and Chief Executive
                                   Officer

     Michael J. Small              Office of the President

     Joseph H. Epel                Treasurer

     Robert E. Dolan               Chief Financial Officer

     Carmine Ceraolo               Assistant Controller

     Robert A. Hurwich             Vice President-Administration,
                                   Secretary and General Counsel

Spinnaker Industries, Inc.
One Galleria Tower
13355 Noel Road
Suite 1100
Dallas, TX  75240

Directors:

     Joseph P. Rhein               Chairman
                                   241 McClenaghan Mill Road
                                   Wynnewood, PA 19096

     Richard J. Boyle              The Boyle Group, Inc.
                                   6110 Blue Circle Drive
                                   Suite 250
                                   Minnetonka, MN  55343
     Ned N. Fleming, III           Boyle, Fleming,
                                   George & Co., Inc.
                                   One Galleria Tower
                                   13355 Noel Road
                                   Suite 1100
                                   Dallas, TX  75240
Officers:

     Robert E. Dolan               Controller

     Joseph H. Epel                Treasurer

     James W. Toman                Assistant Secretary

     Ned N. Fleming, III           President

     Richard J. Boyle              Chairman and
                                   Chief Executive Officer

     Robert A. Hurwich             Secretary


Entoleter, Inc.
251 Welton Street
Hamden, CT  06517

Directors:

     Joseph P. Rhein               See above-Spinnaker

     William F. Bullis             See above-Spinnaker

Officers:

     James W. Toman                Chief Financial Officer

     Joseph H. Epel                Treasurer and Secretary

     Robert E. Dolan               Controller


Western New Mexico Telephone Company
314 Yankee Street
Silver City, NM  88062

Directors:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Dr. Brian E. Gordon           Vice President

     Mary Beth Baxter              Secretary & Treasurer

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Carmine Ceraolo               See above-Lynch Corporation

Officers:

     Jack C. Keen                  Chairman of the Board

     Jack W. Keen                  President

     Jack L. Bentley               Executive Vice President

     Dr. Brian E. Gordon           Vice President

     Charles M. Baxter             Sr. Vice President-Operations

     Mary Beth Baxter              Secretary & Treasurer

     Joseph H. Epel                Assistant Treasurer


Inter-Community Telephone Company
P.O. Box A
Nome, ND  58062

Directors:

     Mary J. Carroll               See above-Lynch Corporation

     Carmine P. Ceraolo            See above-Lynch Corporation

     Robert E. Dolan               See above-Lynch Corporation

     Joseph H. Epel                See above-Lynch Corporation

     Leone A. Nilsen               President

     Roger J. Nilsen               P.O. Box 146
                                   Hannaford, ND 58448

     Duane A. Plecity              Secretary

     Harry B. Snyder               P.O. Box 131
                                   Buffalo, ND  58011

     Robert Snyder                 200 Broadway South
                                   Buffalo, ND 58011
Officers:

     Leone A. Nilsen               President

     Robert Snyder                 Vice President

     Duane A. Plecity              Secretary

     Harry B. Snyder               Treasurer

     Joseph H. Epel                Assistant Treasurer


Lynch Telecommunications Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

     Michael J. Small              Vice President

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Michael J. Small              Vice President

     Robert A. Hurwhich            Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller

Lynch Telephone Corporation
8 Sound Shore Drive
Greenwich, CT  06830

Directors:

     Robert E. Dolan               Controller

     Jack C. Keen                  Chairman

     Michael J. Small              Vice President

Officers:

     Jack C. Keen                  Chairman

     Jack W. Keen                  President

     Michael J. Small              Vice President

     Robert A. Hurwhich            Secretary

     Mary Beth Baxter              Treasurer and
                                   Assistant Secretary

     Robert E. Dolan               Controller